

September 15, 2014

Via E-mail
Joseph M. Rigby
Chairman, President and Chief Executive Officer
Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, D.C. 20068

      Re: Pepco Holdings, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2013
                Filed February 28, 2014
                Definitive Proxy Statement on Schedule 14A
                Filed March 25, 2014
                File No. 1-31403

Dear Mr. Rigby:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Mitigation of Regulatory Lag, page 49

1. Please clarify both the impact and consequences of the "significant" regulatory lag experienced by your utility subsidiaries, including, if applicable, quantification of the impact of such lag on your business and revenue. Please also explain the "alternative ratemaking mechanisms" your utility subsidiaries are currently pursuing, as well as clearly disclose the current impact on your business and revenue of any actions by your utility subsidiaries to minimize regulatory lag.

Item 8. Financial Statements and Supplementary Data, page 132

Notes to Consolidated Financial Statements, page 142

(2) Significant Accounting Policies, page 144

Reclassifications and Adjustments, page 152

2. We note your disclosure that during the past three years you and your subsidiaries have recorded adjustments during the fiscal year period to correct prior period errors. Further we note the errors corrected in 2013 related to additional analysis or re-evaluation of your accounting for related to certain income tax items. Please address the following related to all prior period errors corrected during the periods presented:

    •   As it relates to your 2013 corrections, tell us what prompted the re-evaluation of the accounting or additional analysis that resulted in the identification of the error.

    •   Tell us how the errors were identified. If they were identified through your processes or internal controls, explain why they were not identified in earlier periods. For example, the PCI deferred income tax liability error was discovered during 2013, but the error relates to a period before fiscal year ended December 31, 2009 and you have not disclosed material changes in your internal controls over financial reporting in the last three years.

    •   Tell us whether you evaluated if there were any deficiencies in your monitoring or risk assessment controls and processes as a result of the errors, and if so, how you evaluated the severity of those deficiencies.

    •   Tell us if you made changes or improvements in your internal controls over financial reporting due to any of the errors disclosed.

(12) Stock-Based Compensation, Dividend Restrictions, and Calculations of Earnings Per Share of Common Stock, page 193

Dividend Restrictions, page 196

3. We note that you provide condensed financial information of Pepco Holdings, Inc. at Schedule I as prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X. Please tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of the most recent balance sheet date and how you computed the amount; (ii) your consideration of providing more detailed descriptions of the nature of any restrictions on the ability of consolidated subsidiaries and investments accounted for

by the equity method to transfer funds to you in the form of cash dividends, loans or advances pursuant to Rule 4-08(e)(3)(i) of Regulation S-X; and (iii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(ii) of Regulation S-X.

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive Awards Under the EICP, page 38

4. Please tell us how the amount of the funding pool for the 2013 EICP awards was determined. In this regard, we note your disclosure on page 39 that the amount was calculated using "a formula that measured a portion of our consolidated adjusted net income in excess of budget, subject to a cap." In addition, if material, please also disclose this information in future filings.

5. For each of the performance and financial criteria used in determining the 2013 EICP award payouts outlined on pages 40-41, please provide the specific goal to be achieved for each criteria, as well as the actual level of achievement with regard to each such goal. To the extent these or other criteria are considered in future award payouts, please also disclose this information in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Attorney-Advisor at (202) 551-3696 if you have questions regarding any other comments. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Jane K. Storero, Vice President – Corporate Governance and Secretary